UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 17, 2016 (November 17, 2016)

AMSURG CORP.
(Exact Name of Registrant as Specified in its Charter)

Tennessee	001-36531	62-1493316
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1A Burton Hills Boulevard
Nashville, Tennessee		37215
(Address of Principal Executive Offices)		(Zip Code)

(615) 665-1283
(Registrant’s Telephone Number, Including Area Code)
Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events

Unaudited Pro Forma Condensed Combined Financial Information

On June 15, 2016, AmSurg Corp. ("AmSurg"), a Tennessee corporation, and Envision Healthcare Holdings, Inc. (“Envision”), a Delaware corporation, announced a transaction under which AmSurg and Envision would combine in an all-stock merger of equals (the “Merger”). New Amethyst Corp. (the "Company"), a Delaware corporation, was formed on June 10, 2016 as a wholly-owned subsidiary of AmSurg for the purpose of effecting the transactions contemplated by the Agreement and Plan of Merger, dated as of June 15, 2016 (the “Merger Agreement”), by and among AmSurg, Envision and the Company. To date, the Company has not conducted any activities other than those incidental to its formation and the matters contemplated by the Merger Agreement. Pursuant to the Merger Agreement, following the completion of the Mergers, the name of the Company will be changed to Envision Healthcare Corporation and will be co-headquartered in Nashville, Tennessee and Greenwood Village, Colorado. The Company has been approved to list the Company's common stock on the New York Stock Exchange (the “NYSE”) under the symbol “EVHC” and the Company’s Mandatory Convertible Preferred Stock, Series A-1 will be listed on the NYSE under the symbol “EVHCPR,” subject to official notice of issuance.

Furnished as Exhibit 99.1 and incorporated herein by reference are the unaudited pro forma condensed combined financial statements as of and for the nine months ended September 30, 2016, the year ended December 31, 2015, and the notes related thereto. The pro forma financial statements give pro forma effect to the Merger and certain financing transactions that are expected to occur in connection with the Merger, and have been updated to give pro forma effect to the Company’s expected issuance of $550 million aggregate principal amount of 6.25% Senior Notes due 2024 and borrowings of $3.495 billion expected to be made under a new term loan facility. The pro forma financial statements are derived from the historical financial statements of each of AmSurg and Envision. The pro forma financial statements are preliminary and reflect a number of assumptions. There can be no assurance that actual results will not differ materially from the Company’s current expectations.

Item 9.01. Financial Statements and Exhibits

(d)	Exhibits:

99.1    Unaudited pro forma condensed combined financial statements as of and for the nine months ended September 30, 2016, for the year ended December 31, 2015, and the notes related thereto.

Forward-Looking Statements

Certain statements and information in this Current Report on Form 8-K may be deemed to be “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, statements relating to Envision’s and AmSurg’s objectives, plans and strategies, and all statements (other than statements of historical facts) that address activities, events or developments that Envision and AmSurg intend, expect, project, believe or anticipate will or may occur in the future. These statements are often characterized by terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions, and are based on assumptions and assessments made by Envision’s and AmSurg’s management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. Any forward-looking statements in this Current Report on Form 8-K are made as of the date hereof, and Envision and AmSurg undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance. Whether actual results will conform to expectations and predictions is subject to known and unknown risks and uncertainties, including: (i) risks and uncertainties discussed in the reports that Envision and AmSurg have filed with the SEC; (ii) general economic, market, or business conditions; (iii) risks associated with the ability to consummate the business combination between Envision and AmSurg and the timing of the closing of the business combination; (iv) the ability to successfully integrate Envision’s and AmSurg’s operations and employees; (v) the ability to realize anticipated benefits and synergies of the business combination; (vi) the potential impact of announcement of the business combination or consummation of the transaction on relationships, including with employees, customers and competitors; and (vii) other circumstances beyond Envision’s and AmSurg’s control. Refer to the section entitled “Risk Factors” in Envision’s and AmSurg’s annual, quarterly and other periodic reports for a discussion of important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements.

No Offer or Solicitation / Additional Information and Where to Find It

This Current Report on Form 8-K is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed business combination between Envision and AmSurg or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The proposed business combination between Envision and AmSurg will be submitted to their respective shareholders on November 28, 2016 for consideration. On August 4, 2016, AmSurg caused its newly formed, wholly owned subsidiary, the Company, to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (File No. 333-212885) that constitutes a prospectus of the Company and a joint proxy statement of Envision and AmSurg. The SEC declared the Form S-4, as subsequently amended, effective on October 19, 2016.  Envision and AmSurg have caused the definitive joint proxy statement/final prospectus to be mailed to their respective shareholders, as required by applicable law. This Current Report on Form 8-K is not a substitute for the definitive joint proxy statement/final prospectus, or any other document that may be filed with the SEC in connection with the proposed business combination. Investors and shareholders are urged to read carefully and in their entirety the definitive joint proxy statement/final prospectus delivered to shareholders, and any other relevant documents that are filed with the SEC when they become available, because they contain important information about the proposed business combination and related matters. Investors and shareholders may obtain free copies of the definitive joint proxy statement/final prospectus and other documents containing important information about Envision, AmSurg and the Company, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Envision and AmSurg make available free of charge at www.evhc.net and www.amsurg.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

Participants in The Merger Solicitation

Envision, AMSURG and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Envision and shareholders of AmSurg in connection with the proposed business combination. Information about the directors and executive officers of Envision is set forth in its proxy statement for its 2016 annual meeting of stockholders filed with the SEC on March 23, 2016. Information about the directors and executive officers of AmSurg is set forth in its proxy statement for its 2016 annual meeting of shareholders filed with the SEC on April 22, 2016 and its Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 25, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are included in the definitive joint proxy statement/final prospectus.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMSURG CORP.

By:	/s/ Claire M. Gulmi
Claire M. Gulmi

Executive Vice President and Chief Financial Officer
(Principal Financial and Duly Authorized Officer)

Date:    November 17, 2016

INDEX TO EXHIBITS

Exhibit
Number	Description
99.1	Unaudited pro forma condensed combined financial statements as of and for the nine months ended September 30, 2016, for the year ended December 31, 2015, and the notes related thereto.